UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A-8

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 8)

SPRINT CORPORATION
(Name of Issuer)

FON Common Stock—Series 1, par value $2.00 per share
PCS Common Stock—Series 1, par value $1.00 per share
(Title of Class of Securities)

852061100 (FON Common Stock—Series 1)
852061506 (PCS Common Stock—Series 1)
(CUSIP Numbers)

Deutsche Telekom AG
Helmut Reuschenbach, Senior Executive Director, Finance and Treasurer,
Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
Phone (49-228) 181-8000

France Telecom S.A.
Pierre Dauvillaire, Chief Financial Officer
6 place d’Alleray, 75505 Paris Cedex 15, France
Phone (33-1) 44-44-84-72
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form With respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

---------------------------- ---------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                               Deutsche Telekom AG
                                               IRS Identification Number: N/A
---------------------------- ---------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ X ]
                                                                      (b)  [   ]
---------------------------- ---------------------------------------------------------------------------------------
             3               SEC USE ONLY
---------------------------- ---------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                               WC
---------------------------- ---------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                             2(e)              [  ]
---------------------------- ---------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Germany
---------------------------- ---------------------------------------------------------------------------------------
         NUMBER OF               7       SOLE VOTING POWER
          SHARES                                  0
                             ----------- ---------------------------------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                        o    86,236,036 shares of Class A Common Stock
           EACH                               (equivalent in voting power to 86,236,036 shares of Series 3 FON
         REPORTING                            Common Stock and 43,118,018 shares of Series 3 PCS Common Stock)
        PERSON WITH                      o    88,111,036 shares of Series 3 FON Common Stock
                                         o    13,089,418 shares of Series 3 PCS Common Stock
                             ----------- ---------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         o    43,118,018 shares of Class A Common Stock
                                              (equivalent in voting power to 43,118,018 shares of Series 3 FON
                                              Common Stock and 21,559,009 shares of Series 3 PCS Common Stock)
                                         o    44,218,720 shares of Series 3 FON Common Stock
                                         o    6,846,265 shares of Series 3 PCS Common Stock
                             ----------- ---------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  0
---------------------------- ---------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common
                             Stock), 88,111,036 shares of Series 3 FON Common Stock and 13,089,418 shares of
                             Series 3 PCS Common Stock.
---------------------------- ---------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [   ]
---------------------------- ---------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100% of Series 3
                             PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer.  If the Class A Common Stock, the Series 3
                             FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON
                             Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, the Series 3
                             FON Common Stock and the Series 3 PCS Common Stock would represent approximately
                             20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately
                             20.0% of the aggregate voting power of all series of PCS Common Stock and PCS
                             Preferred Stock).
---------------------------- ---------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                                               CO
---------------------------- ---------------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------- ---------------------------------------------------------------------------------------
             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                               France Telecom S.A.
                                               IRS Identification Number: N/A
---------------------------- ---------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ X ]
                                                                      (b)  [   ]
---------------------------- ---------------------------------------------------------------------------------------
             3               SEC USE ONLY
---------------------------- ---------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS*
                                               WC
---------------------------- ---------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                             2(e)              [  ]
---------------------------- ---------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                               France
---------------------------- ---------------------------------------------------------------------------------------
         NUMBER OF               7       SOLE VOTING POWER
          SHARES                                  0
                             ----------- ---------------------------------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                        o    86,236,036 shares of Class A Common Stock
           EACH                               (equivalent in voting power to 86,236,036 shares of Series 3 FON
         REPORTING                            Common Stock and 43,118,018 shares of Series 3 PCS Common Stock)
        PERSON WITH                      o    88,111,036 shares of Series 3 FON Common Stock
                                         o    13,089,418 shares of Series 3 PCS Common Stock
                             ----------- ---------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         o    43,118,018 shares of Class A Common Stock
                                              (equivalent in voting power to 43,118,018 shares of Series 3 FON
                                              Common Stock and 21,559,009 shares of Series 3 PCS Common Stock)
                                         o    43,892,316 shares of Series 3 FON Common Stock
                                         o    6,243,153 shares of Series 3 PCS Common Stock
                             ----------- ---------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  0
---------------------------- ---------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common
                             Stock), 88,111,036 shares of Series 3 FON Common Stock and 13,089,418 shares of
                             Series 3 PCS Common Stock.
---------------------------- ---------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                             [  ]
---------------------------- ---------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100% of Series 3
                             PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer.  If the Class A Common Stock, the Series 3
                             FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON
                             Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, the Series 3
                             FON Common Stock and the Series 3 PCS Common Stock would represent approximately
                             20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately
                             20.0% of the aggregate voting power of all series of PCS Common Stock and PCS
                             Preferred Stock).
---------------------------- ---------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                                               CO
---------------------------- ---------------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

    This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999 and Amendment No. 7 to the Schedule 13D filed on July 6, 1999 (as amended and supplemented, this “Schedule 13D”), of Deutsche Telekom AG (“DT”) and France Telecom S.A. (“FT”), with respect to the FON Common Stock - Series 1, par value $2.00 per share (the “Series 1 FON Common Stock”), and the PCS Common Stock - Series 1, par value $1.00 per share (the “Series 1 PCS Common Stock”), of Sprint Corporation, a Kansas corporation (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On September 30, 1999, DT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders’ Agreement 146,556 shares of Series 3 PCS Common Stock and 375,702 shares of Series 3 FON Common Stock for an aggregate purchase price of approximately $21,330,984 (or $44.75 per share of Series 3 PCS Stock and $39.32 per share of Series 3 FON Stock) and FT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders’ Agreement 143,444 shares of Series 3 PCS Common Stock and 374,298 shares of Series 3 FON Common Stock for an aggregate purchase price of approximately $21,136,516 (or $44.75 per share of Series 3 PCS Stock and $39.32 per share of Series 3 FON Stock), in order to maintain their aggregate percentage voting power of the capital stock of the Issuer at approximately 20%. All of the funds used by each of DT and FT to acquire such shares were provided by internally generated funds.

ITEM 4.    PURPOSE OF THE ACQUISITION

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On September 30, 1999, DT and FT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders’ Agreement an aggregate of 290,000 shares of Series 3 PCS Common Stock and 750,000 shares of Series 3 FON Common Stock for an aggregate purchase price of $42,467,500 in order to maintain their aggregate percentage voting power in the capital stock of the Issuer at approximately 20.0%.

     The Amended Standstill Agreement, among other things, restricts the ability of FT, DT and their respective affiliates and associates to acquire more than 20% of the Issuer’s voting power prior to July 31, 2010, subject to certain exceptions, and also restricts the ability of FT and DT (and their respective affiliates and associates) to initiate or participate in any proposal with respect to control of the Issuer, unless specifically requested in writing by the Chairman of the Issuer or by resolution of majority of the Issuer's directors.

    On October 5, 1999, the Issuer announced that its Board of Directors on October 4, 1999 had approved the execution and delivery of a merger agreement (the "Merger Agreement") with MCI WorldCom, Inc. ("MCI"). The Merger Agreement contemplates that the surviving corporation in the merger would assume all of the Issuer's obligations in respect of the rights of the Class A Holders granted pursuant to the Articles of Incorporation of the Issuer, the Bylaws of the Issuer, the Master Agreement, the Amended Stockholders' Agreement and the Amended Registration Rights Agreement. Prior to the stockholders meeting to be called by the Issuer to consider approving the merger with MCI, DT and FT will be considering whether either or both of them wishes to elect to exercise any appraisal rights to which they may be entitled under Kansas law with respect to the merger. Although in the near term DT and FT may continue to make purchases of the Issuer's securities, either in the open market or directly from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders' Agreement, in order to retain their aggregate voting power in the Issuer at 20%, in the longer term neither DT nor FT currently intends to remain a stockholder of the Issuer. Should the merger be consummated and should DT and FT elect not to exercise appraisal rights, neither DT nor FT currently intends to remain a stockholder of the surviving corporation in the merger. Each of DT and FT expects to dispose of its shares of the Issuer or shares of the surviving corporation it receives in the merger in an orderly manner in light of market conditions and subject to applicable legal requirements and contractual restrictions contained in the Amended Stockholders' Agreement. Attached hereto as Exhibit 1 is a copy of a press release issued by FT on October 5, 1999.

     As partners of the Global One Joint Venture, DT, FT and the Issuer have been in discussions to address the alignment of their respective international strategies, including the possibility of restructuring the ownership of the Joint Venture, although no decisions with respect thereto have been made.  On October 4, 1999, the Issuer delivered to DT and FT a “Notice of Impasse” purporting to declare the existence of an “Impasse” for purposes of the Global One Joint Venture, expressly reserving the Issuer’s right to take other actions under the terms of the Joint Venture Agreement, including, without limitation, the right to issue a “Termination Notice” that could ultimately result in a termination of the Global One Joint Venture pursuant to the buy/sell provisions contained therein. FT and DT expect to hold discussions with the Issuer concerning the future of the Global One Joint Venture.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

1.    Deutsche Telekom AG

     (a)    On September 30, 1999, DT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 88,111,036 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 13,089,418 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 696,949,268 shares of Series 1 FON Common Stock, 88,111,036 shares of Series 3 FON Common Stock, 198,422,792 shares of Series 1 PCS Common Stock, 219,393,844 shares of Series 2 PCS Common Stock, 13,089,418 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other outstanding voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT on September 30, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     On September 30, 1999, Ron Sommer, Chairman of the Board of Management of DT and a director of Sprint, beneficially owned 18,000 shares of Series 1 FON Common Stock and 4,500 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer’s stock option plans. Each of DT and FT disclaims beneficial ownership of any such shares.

     (c)    On September 30, 1999, DT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders’ Agreement 146,556 shares of Series 3 PCS Common Stock and 375,702 shares of Series 3 FON Common Stock. The price paid by DT for these shares was $44.75 per share of Series 3 PCS Stock and $39.32 per share of Series 3 FON Stock.

     Except as described above, neither DT, nor to the best knowledge of DT, any of the persons listed in Schedule I of Amendment No. 3 to this Schedule 13D effected any transactions in the Series 1 PCS Common Stock or the Series 1 FON Common Stock since July 1, 1999.

     (d)    No one other than DT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock owned by DT.

2.    France Telecom S.A.

     (a)    On September 30, 1999, FT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 88,111,036 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 13,089,418 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 696,949,268 shares of Series 1 FON Common Stock, 88,111,036 shares of Series 3 FON Common Stock, 198,422,792 shares of Series 1 PCS Common Stock, 219,393,844 shares of Series 2 PCS Common Stock, 13,089,418 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other outstanding voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT on September 30, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     On September 30, 1999, Michel Bon, Chairman and Chief Executive Officer of FT and a director of Sprint, beneficially owned 18,000 shares of Series 1 FON Common Stock and 4,500 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer’s stock option plans. Each of DT and FT disclaims beneficial ownership of any such shares.

     (c)    On September 30, 1999, FT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders’ Agreement 143,444 shares of Series 3 PCS Common Stock and 374,298 shares of Series 3 FON Common Stock. The price paid by FT for these shares was $44.75 per share of Series 3 PCS Stock and $39.32 per share of Series 3 FON Stock.

     Except as described above, neither FT, nor to the best knowledge of FT, any of the persons listed in Schedule II of Amendment No. 3 to this Schedule 13D effected any transactions in the Series 1 PCS Common Stock or the Series 1 FON Common Stock since July 1, 1999.

     (d)    No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock owned by FT.

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 6, 1999                               DEUTSCHE TELEKOM AG

                                                                     By:    /s/    Helmut Reuschenbach
                                                                     Name:       Helmut Reuschenbach
                                                                     Title:         Senior Executive Director

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 6, 1999                              FRANCE TELECOM S.A.

                                                                     By:    /s/    Thierry Girard
                                                                     Name:       Thierry Girard
                                                                     Title:          Senior Vice-President

EXHIBIT 1

FRANCE TELECOM COMMENTS ON
SPRINT/MCI WORLDCOM MERGER

Paris, October 5, 1999 – France Telecom has taken note of MCI WorldCom’s bid to merge with Sprint which has just been approved by their respective Boards of Directors. Based on the October 4th closing prices, the merger values France Telecom’s investment in Sprint at about FF56 billion (8.67 billion euros). The company’s investment in Sprint totals approximately FF10 billion (1.52 billion euros). France Telecom does not intend to remain a shareholder of the new entity and expects to dispose of its shares in an orderly manner in light of market conditions and applicable legal restrictions.

FRANCE TELECOM TO PURSUE INTERNATIONAL STRATEGY

The disposal of this investment will help France Telecom to accelerate its international development. France Telecom’s international strategy remains unchanged, and includes creating full-service operators throughout Europe, providing worldwide services for multinationals and investing selectively in emerging markets with high-growth potential.

For the first half of 1999, France Telecom reported international revenues in excess of 1.4 billion euros. International activities should account for 13 to 14% of total revenues at the end of 1999, against 2% in 1995.

CONTINUITY OF GLOBAL SERVICES

Global One, France Telecom’s joint venture with Sprint and Deutsche Telekom providing global services to multinationals, will have to undergo a change in its ownership structure given that its activities compete with those of MCI WorldCom. The discussions between Global One shareholders regarding the future of the joint venture, which were suspended during the negotiations regarding Sprint’s ownership, can now reach a conclusion.

Meanwhile, Global One will continue to ensure the provision of its services to its multinational customers, with the full support of France Telecom and the other two parent companies, in accordance with their commercial interests and contractual obligations.

With operations in over 50 countries, and 24.6 billion euros in 1998 revenues, France Telecom is one of the world’s leading telecom carriers. It provides consumers, businesses and carriers with a full range of innovative services, including data, wireless, multimedia, broadcast and cable TV, and local, long-distance and international telephony. France Telecom’s Internet activities include access, portals, hosting, e-commerce and networks.  France Telecom is listed on the Paris Bourse and the New York Stock Exchange (NYSE:FTE).

Contact:

France Telecom Press Office
Tel:     (33 1) 44 44 93 93
Fax:    (33 1) 44 44 80 34
http://www.francetelecom.com